

Mail Stop 3628

May 29, 2009

Via Facsimile (713.308.4042) and U.S. Mail

Michael T. Larkin, Esq.
Winston Adams & Reese LLP
1221 McKinney Street, Suite 4400
Houston, TX 77010

RE: Evolution Petroleum Corporation
Schedule TO-I, as amended
Filed May 21, 2009
File No. 005-46383

Dear Mr. Larkin:

We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand the Company's disclosure. After reviewing this information, we may raise additional comments. All defined terms used in this letter have the same meaning as in the filing listed above, unless otherwise indicated.

The purpose of our review process is to assist the Company in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I
Offer to Exchange

General

1.   Based on disclosure on the first page of the Offer to Exchange as well as a telephone conversation with Mr. Michael Larkin of Adams and Reese LLP, counsel to the Company, it appears that the Company is attempting to use its registration statement on Form S-8 filed on July 3, 2008 to register the Offer to Exchange. Please be advised that Form S-8 may not be used to register this transaction. In addition, based on your

disclosure in response to Question 16 on page 5 of the Offer to Exchange regarding the requirement that option holders remit a cash payment, it does not appear that the Company may currently rely on the exemption from registration offered by Section 3(a)(9) of the Securities Act of 1933. Please advise us in the response letter how the Offer to Exchange is permissible under Section 5 of the Securities Act. Please also indicate what consideration, if any, the Company has given to revising the terms of the Offer to Exchange so that it may in the future rely on Section 3(a)(9).

Conditions of this Exchange Program, page 17

2. We note the condition described in clause (c)(v) relating to "any *significant increase or decrease* in the market price of the shares of our common stock" (emphasis added). We do not object to the imposition of conditions in a tender offer provided that they are not within the direct or indirect control of the bidder and are specific and capable of objective verification when satisfied. Please revise the disclosure in this clause to allow for objective verification that the condition has been satisfied.

3. We note the representation that the Company may assert the conditions regardless of the circumstances giving rise to such conditions. Please revise to remove the implication that the offer conditions may be triggered through action or inaction by the Company.

4. We note in the fourth sentence of the last paragraph of this section the disclosure relating to the Company's failure to exercise any of the rights described in this section. This language suggests that if a condition is triggered and the Company fails to assert the condition, it will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and the Company decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, the Company may be required to extend the offer and recirculate new disclosure to security holders. Please confirm the Company's understanding that if an offer condition is triggered, it will notify shareholders whether or not it has waived such condition.

5. We note disclosure in the same paragraph that any determination the Company makes concerning the events described in this section shall be final and binding. Revise to state that security holders may challenge the Company's determinations in a court of competent jurisdiction. Please make corresponding revisions to Section 3, Determination of Validity and Section 4, Withdrawal Rights.

Information Concerning Evolution Petroleum Corporation, page 19

6.   It appears that the company has elected to incorporate by reference the information required by Item 1010(a) and (b) of Regulation M-A and has disclosed summarized financial information required by Item 1010(c). Please provide the information required by Item 1010(c)(4) and (5) of Regulation M-A.

Extension of Exchange Program; Termination; Amendment, page 22

7.   In the second paragraph of this section, the Company reserves the right to terminate or amend the offer upon the occurrence of any of the events listed as offer conditions "by giving oral or written notice" of such termination to its employees. We do not believe that orally informing the employees of such a development, without more, satisfies the Company's obligations under the tender offer rules. Please confirm that the Company will provide appropriate notice through the filing and dissemination of revised offer materials. See Rule 13e-4(c)(3) and (e)(3).

Miscellaneous, page 24

8.   We note the disclosure in the third paragraph of this section. If this language is intended to apply to holders of Restricted Stock located outside the United States, please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. as well as non-U.S. target holders. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. Please:

- advise us as to how the Company is complying with the all-holders provision in Rule 13e-4(f)(8);

- confirm that the offer is being made in reliance upon the March 2001 Exemptive Order and provide a brief analysis in support of the Company's eligibility to rely on such order; or

- revise the disclosure here consistent with that rule.

                              *   *   *

        As appropriate, please amend the filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with the amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amended filing and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of the filing or in response to our comments on the filing.

Please direct any questions to me at (202) 551-3444 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel